AB 4/5



10030649

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-36903 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YR)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.B. Watley Direct, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broad Street, Suite 1614
(No. and Street)

| New York | NY | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Armenti 646-753-9300
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

| 185 Great Neck Road | Great Neck | NY | 11021 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 05 2010
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*




LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
A.B. Watley Direct, Inc.
New York, NY

We have audited the accompanying statement of financial condition of A.B. Watley Direct, Inc. (A wholly-owned subsidiary of A.B. Watley Group Inc.) as of December 31, 2009, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.B. Watley Direct, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As more fully described in Note 6 to the financial statements, the company provides a substantial source of funding to its parent company, A.B. Watley Group Inc.

Lipner, Sofferman & Co., LLP

Great Neck, NY
February 2, 2010

**A.B. WATLEY DIRECT, INC.**

(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 13,039 |
| Receivables from clearing brokers | 88,145 |
| Receivables from non customers | 58,434 |
| Receivables from parent and affiliate | 2,877,663 |
| Prepaid and other assets | 30,224 |
| TOTAL ASSETS | $3,067,505 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable | $ 81,102 |
| Accrued liabilities | 17,323 |
| TOTAL LIABILITIES | 98,425 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $.50 par value, 10,000 shares authorized; 1,000 shares issued and outstanding | 500 |
| Additional paid-in capital | 95,468 |
| Retained earnings | 2,873,112 |
| TOTAL STOCKHOLDERS' EQUITY | 2,969,080 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $3,067,505 |

The accompanying notes are an integral part of these financial statements.





**A.B. WATLEY DIRECT, INC.**

(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009